UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Rafael Holdings, Inc.
(Name of Issuer)

Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

75062E106
(CUSIP Number)

Howard Jonas 520 Broad Street Newark, NJ 07102 (973) 438-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Howard S. Jonas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		946,179
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		662,358
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		946,179
WITH	10	SHARED DISPOSITIVE POWER

		662,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,608,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2018, as previously amended by Amendment No. 1 thereto filed with the Commission on February 27, 2023, and as previously amended by Amendment No. 2 thereto filed with the Commission on August 3, 2023. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 3 amends Items 4 and 5, as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On August 28, 2023, Mr. Jonas received a grant of 111,408 restricted shares of Class B Common Stock, which have since vested.

On January 30, 2024, Mr. Jonas transferred 348,259 shares of Class B Common Stock from his direct holdings to the HSJ 2024 Rafael Annuity Trust.

On April 4, 2024, the HSJ 2024 Rafael Annuity Trust transferred 348,259 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On June 13, 2024, Mr. Jonas received a grant of 159,016 restricted shares of Class B Common Stock, of which 39,754 shares are scheduled to vest on each of September 13, 2024, December 13, 2024, March 13, 2025, and June 13, 2025.

On June 14, 2024, Mr. Jonas transferred 376,111 shares of Class B Common Stock from his direct holdings to his wife, Deborah Jonas. Mr. Jonas maintains shared voting and investment control over the shares held by his wife.

On June 17, 2024, Mr. Jonas transferred 187,427 shares of Class B Common Stock from his direct holdings to his wife, Deborah Jonas. Mr. Jonas maintains shared voting and investment control over the shares held by his wife.

Item 5. Interest in Securities of the Issuer

Items 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

As of the date hereof, Mr. Jonas beneficially owns 1,608,537 shares of the Company’s Class B Common Stock consisting of: (i) 787,163 shares of Class A common stock (which are included herein because they are convertible into the Company’s Class B common stock on a one-for-one basis) held by Rafael A Partners, L.P.; (ii) 159,016 unvested restricted shares of Class B Common Stock, of which 39,754 shares are scheduled to vest on each of September 13, 2024, December 13, 2024, March 13, 2025, and June 13, 2025; (iii) 98,820 shares of Class B Common Stock held by the Jonas Foundation; and (iv) 563,538 shares held indirectly by Mr. Jonas’ wife, Deborah Jonas.

Mr. Jonas’ beneficial ownership represents approximately 6.5% of the issued and outstanding shares and 51.6% of the combined voting power of the Company’s outstanding capital stock (assuming conversion of all shares of Class A Common Stock into shares of Class B Common Stock), based on 787,163 shares of Class A Common Stock and 23,779,503 shares of Class B Common Stock issued and outstanding as of June 12, 2024, the date of the most recently filed Form 10-Q of the Company.

Mr. Jonas, his wife Deborah Jonas, and the Jonas Foundation each have the shared power to cast or to direct the casting of one-tenth of a vote per share on 98,820 shares of Class B Common Stock held by the Jonas Foundation and have the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is a co-trustee of the Jonas Foundation.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024

/s/ Joyce J. Mason
Joyce J. Mason
Attorney in Fact

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